

02003170



RECEIVED
MAR 0 1 2002

Att 3/7/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERFIRST CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10866 Wilshire Boulevard 4th Flooor
(No. and Street)

Los Angeles (City) California (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford A. Phillips 310/234-2100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
(Name – *If individual, state last, first, middle name*)

12300 Wilshire Boulevard, Suite 410 (Address) Los Angeles (City), CA (State) 90025 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Bradford A. Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERFIRST CAPITAL CORPORATION, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CY 20167 - Bradford A Phillips

STATE OF: California
COUNTY OF: Los Angeles

Signature

President
Title

Subscribed and sworn to before me

Beverly Woods
Notary Public



BEVERLY WOODS
Commission # 1305695
Notary Public - California
Los Angeles County
My Comm. Expires Jun 22, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERFIRST CAPITAL CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

INTERFIRST CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

INDEX

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12300 WILSHIRE BOULEVARD
SUITE 410
LOS ANGELES, CA 90025

TEL: (310) 442-4746
FAX: (310) 442-4736

NEW YORK OFFICE
888 SEVENTH AVENUE
NEW YORK, NEW YORK 10106
TEL: (212) 757-8400
FAX: (212) 757-6124

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF
INTERFIRST CAPITAL CORPORATION

We have audited the accompanying consolidated balance sheet of InterFirst Capital Corporation and Subsidiaries as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterFirst Capital Corporation and Subsidiaries as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 of the accompanying consolidated financial statements, the Company had a net loss of $2,940,315 and is in discussions to sell its customer accounts (see Note 8c). As of December 31, 2001, the Company also had a net capital deficiency of $130,017. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 13 to the consolidated financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
Certified Public Accountants

Los Angeles, California
February 7, 2002

INTERFIRST CAPITAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2001

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 95,783
Marketable securities, at market value	1,455,308
Commissions receivable	150,024
Due from related party	21,534
Other receivable	99,537
Prepaid expenses and other current assets	64,152
Total current assets	1,886,338
Property and equipment, net of accumulated depreciation of $814,957	334,640
Other assets	105,601
TOTAL ASSETS	$ 2,326,579
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 438,507
Accrued commissions and clearance charges	474,261
Securities sold, not yet purchased, at market value	12,691
Due to broker - dealers and clearing organization	696,446
Capital lease obligation, current	21,239
Total liabilities	1,643,144
Commitments and contingencies (Note 9)	-
STOCKHOLDERS' EQUITY	
Convertible preferred stock, no par value, 858 shares authorized, issued and outstanding	200,000
Common stock, no par value, 100,000 shares authorized; 54,936 shares issued and outstanding	8,067,048
Accumulated deficit	(7,583,613)
Total stockholders' equity	683,435
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,326,579

The accompanying notes are an integral part of the consolidated financial statements.

INTERFIRST CAPITAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	
Commissions	$ 10,441,420
Trading income	2,403,585
Commodities income	146,793
Other income	2,392,874
Total revenue	15,384,672
OPERATING EXPENSES	
Commissions and clearance charges	9,661,551
Employee compensation and benefits	2,422,573
Rent and equipment	1,518,692
Communication expense	775,163
Professional fees	619,215
Legal settlements	330,725
Recruiting expense	271,613
Insurance expense	268,942
Depreciation and amortization	228,262
Consulting and management fees	187,943
License and fees	105,635
Travel and entertainment	38,944
Promotional and advertising expense	13,440
Interest expense	4,700
Other operating expenses	526,005
Total operating expenses	16,973,403
LOSS FROM OPERATIONS	(1,588,731)
IMPAIRMENT EXPENSES	1,351,584
LOSS BEFORE PROVISION FOR INCOME TAXES	(2,940,315)
PROVISION FOR INCOME TAXES	-
NET LOSS	$ (2,940,315)

The accompanying notes are an integral part of the consolidated financial statements.

INTERFIRST CAPITAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Convertible Preferred Stock		Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Deficit	Equity
Balance at January 1, 2001	858	$ 200,000	32,524	$ 7,317,048	$ (4,643,298)	$ 2,873,750
Issuance of common stock	-	-	22,412	1,300,000	-	1,300,000
Dividends paid	-	-	-	(550,000)	-	(550,000)
Net loss for year ended December 31, 2001	-	-	-	-	(2,940,315)	(2,940,315)
Balance at December 31, 2001	858	$ 200,000	54,936	$ 8,067,048	$ (7,583,613)	$ 683,435

The accompanying notes are an integral part of the consolidated financial statements.

INTERFIRST CAPITAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,940,315)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	229,935
Impairment expense	1,351,584
Loss on assets written off	37,445
Changes in certain assets and liabilities:	
Decrease in marketable securities, at market value	882,994
Decrease in commissions receivable	261,574
Increase in due from related party	(21,534)
Decrease in other receivables	67,650
Increase in prepaid expenses and other current assets	(27,776)
Decrease in other assets	33,093
Decrease in bank overdraft	(117,153)
Decrease in accounts payable and accrued expenses	(658,214)
Decrease in accrued commissions and clearing charges	(325,667)
Decrease in securities sold, not yet purchased, at market value	(34,468)
Increase in due to broker-dealer and clearing organizations	656,753
Decrease in deferred revenue	(42,632)
TOTAL CASH USED IN OPERATING ACTIVITIES	(646,731)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase/sale of property and equipment, net	(24,401)
TOTAL CASH USED IN INVESTING ACTIVITIES	(24,401)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payment of capital lease obligation	(23,615)
Dividends paid	(550,000)
Issuance of common stock	1,300,000
TOTAL CASH PROVIDED BY FINANCING ACTIVITIES	$ 726,385
NET INCREASE IN CASH AND CASH EQUIVALENTS	55,253
CASH AND CASH EQUIVALENTS – Beginning of Year	40,530
CASH AND CASH EQUIVALENTS – End of Year	$ 95,783

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest expense	$ 4,776
Franchise tax	$ -

The accompanying notes are an integral part of the consolidated financial statements.

INTERFIRST CAPITAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,940,315)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	229,935
Impairment expense	1,351,584
Loss on assets written off	37,445
Changes in certain assets and liabilities:	
Decrease in marketable securities, at market value	882,994
Decrease in commissions receivable	261,574
Increase in due from related party	(21,534)
Decrease in other receivables	67,650
Increase in prepaid expenses and other current assets	(27,776)
Decrease in other assets	33,093
Decrease in bank overdraft	(117,153)
Decrease in accounts payable and accrued expenses	(658,214)
Decrease in accrued commissions and clearing charges	(325,667)
Decrease in securities sold, not yet purchased, at market value	(34,468)
Increase in due to broker-dealer and clearing organizations	656,753
Decrease in deferred revenue	(42,632)
TOTAL CASH USED IN OPERATING ACTIVITIES	(646,731)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase/sale of property and equipment, net	(24,401)
TOTAL CASH USED IN INVESTING ACTIVITIES	(24,401)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payment of capital lease obligation	(23,615)
Dividends paid	(550,000)
Issuance of common stock	1,300,000
TOTAL CASH PROVIDED BY FINANCING ACTIVITIES	$ 726,385
NET INCREASE IN CASH AND CASH EQUIVALENTS	55,253
CASH AND CASH EQUIVALENTS – Beginning of Year	40,530
CASH AND CASH EQUIVALENTS – End of Year	$ 95,783

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest expense	$ 4,776
Franchise tax	$ -

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
The accompanying consolidated financial statements include the accounts of InterFirst Capital Corporation (the "Company") and its wholly owned subsidiaries:

(1) Parkside Management Corporation ("PM"), an inactive corporation with assets consisting solely of the Company's $400 investment (sold for $400 during the year ended December 31, 2001) and;

(2) DHT Trading, Inc. ("DHT"), a 100% owned subsidiary, which was purchased on May 11, 2000, for $4,000. DHT is a member of National Futures Association.

Line of Business
InterFirst Capital Corporation is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker-dealer in securities under the Securities Exchange Act of 1934, and in connection with these activities, holds no funds or securities for customers. The Company has offices primarily in California. All transactions are executed and cleared with a clearing broker-dealer on a fully disclosed basis, and accordingly, the Company is exempt from the provisions of Rule 15c-3 under subparagraph (k)(2)(b).

The Company is a wholly owned subsidiary of MHK Investment Corp. ("MHK").

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions
As a fully disclosed broker-dealer, customers' securities transactions are recorded through the clearing broker-dealer on a settlement date basis with related commission income and expenses recorded by the Company on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Revenue earned as a result of investment banking transactions is included in other revenue and is recorded at the time the transaction is completed and the income is reasonably determinable.

Marketable Securities
Marketable securities are valued at market value. The resulting difference between cost and market value is included in revenue in the accompanying statement of operations. At December 31, 2001, marketable securities are "marked to the market" and the resulting unrealized gain or loss is recorded as income or expense.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturities three months or less to be cash equivalents. Marketable securities, held as inventories of the Company on its own trading account, are included as an operating activity in the statement of cash flows.

Depreciation and Amortization

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over their estimated lives.

Goodwill

Goodwill represents the cost in excess of the fair market value of the assets acquired from four unrelated companies. Goodwill is being amortized on the straight-line basis over 15 years. Should events or circumstances occur subsequent to the acquisition of a business which bring into question the realizable value or impairment of the related goodwill, the Company will evaluate the remaining useful life and balance of goodwill and make adjustments, if required.

The Company's principal consideration in determining impairment includes the strategic benefit to the Company of the particular assets as measured by undiscounted current and expected future operating income of that specified groups of assets and expected undiscounted future cash flows. Should an impairment be identified, a loss would be reported to the extent that the carrying value of the related goodwill exceeds the fair value of that goodwill as determined by valuation techniques available in the circumstances. As of December 31, 2001, the Company identified circumstances relating to the realizable value of goodwill and deemed it impaired (see Note 6).

Fair Value of Financial Instruments

The carrying value of the Company's current assets and current liabilities approximates their fair value due to the relatively short maturity of these instruments.

Concentration of Credit Risk

The Company places its cash in what it believes to be credit-worthy financial institutions; however, cash balances exceeded FDIC insured levels at various times during the year. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

Income taxes are provided for based on the liability method of accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amount of assets and liabilities and their tax basis.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Lived Assets

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted this statement and determined an impairment loss needed to be recognized for applicable assets of continuing operations (see Note 6).

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements. As of December 31, 2001, the Company has no items that represent comprehensive income and, therefore, has not included a schedule of comprehensive income in the consolidated financial statements.

NOTE 2 - MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value as of December 31, 2001 are as follows:

Municipal Bonds	$ 1,234,471
Equity Securities	220,837
Total Marketable Securities	$ 1,455,308

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company had numerous related party transactions during the year as follows:

Due from Related Party

As of December 31, 2001, the Company has a related party receivable totaling $21,534 from Synex Securities, LLC ("Synex"). Synex is a company owned 100% by MHK.

Capital Contributions

During the year ended December 31, 2001, MHK contributed $ 1,300,000 in cash to the Company in exchange for 22,412 shares of the Company's common stock.

Dividends

During the year ended December 31, 2001, the Company transferred equity positions, having a market value of $550,000, at the date of transfer to MHK as a dividend.

NOTE 3 - RELATED PARTY TRANSACTIONS (Continued)

Administrative Agreement

Beginning 2001, the Company entered into a month-to-month agreement with Synex totaling $1,000 per month for administrative and office expenses. For the year ended December 31, 2001, the Company recognized $2,000 of income from this agreement.

NOTE 4 - OTHER RECEIVABLE

As of December 31, 2001, the Company has a receivable totaling $99,537. The receivable is the result of the United States Probation Office ruling that restitution was due to the Company, resulting from a mail fraud case against Gary Paul Taylor.

NOTE 5 - PROPERTY AND EQUIPMENT

A summary of property and equipment as of December 31, 2001 is as follows:

Computer equipment	$ 365,078
Leasehold improvements	193,412
Furniture and equipment	591,107
	1,149,597
Less: Accumulated depreciation	(814,957)
Net property and equipment	$ 334,640

Depreciation and amortization expense for the year ended December 31, 2001 was $136,040.

NOTE 6 - GOODWILL/ACQUISITIONS

a) W.J. Gallagher & Company, Inc.	$ 681,867
b) Lintz Glover White & Company, Inc.	260,000
c) San Clemente Securities, Inc.	500,000
d) Drake Securities, Inc.	122,738
	1,564,605
Less: Accumulated amortization	(213,021)
Net goodwill before impairment expense	1,351,584
Impairment expense	(1,351,584)
Goodwill, net	$ -

NOTE 6 - GOODWILL/ACQUISITIONS (Continued)

a) On July 22, 1999, the Company entered into an agreement to acquire certain assets of W.J. Gallagher & Company, Inc. ("Gallagher") for $600,000, payable through a combination of cash and a promissory note, which resulted in an additional payment of $89,867 during 2000, subject to certain adjustments. The total purchase price was $689,867. The assets mainly consisted of:

1) Gallagher agreeing to utilize its best efforts to cause its core group of employees and its independent registered representative agreements to accept reasonable employment;

2) a listing of all securities brokerage accounts of Gallagher's customers;

3) Gallagher transferring, conveying and assigning all rights, title and interest in and to Gallagher's customer lists, intellectual property and names to the Company; and

4) transferring, conveying and assigning all rights, title and interest in and to certain property and equipment including leases and Gallagher security accounts.

The property and equipment had a fair market value of $8,000 and the remainder of the purchase price, totaling $681,867, was recorded as goodwill and amortized over its life.

During the year ended December 31, 2001, the Company determined that the goodwill was impaired and has recorded an impairment charge of $576,132 in the accompanying consolidated statement of operations.

b) On December 17, 1999, the Company entered into an agreement to acquire certain assets of Lintz Glover White & Company, Inc. ("LGW") for $160,000, subject to certain conditions, which resulted in an additional payment of $100,000 during 2000. The total purchase price was $260,000. The assets mainly consisted of:

1) LGW agreeing to utilize its best efforts to cause its core group of employees and its independent contractors to accept reasonable employment;

2) LWG transferring, conveying and assigning all rights, title and interest in and to LGW's customer lists and names to the Company; and

3) transferring, conveying and assigning all rights, title, and interest in and to certain property and equipment, including leases.

NOTE 6 - GOODWILL/ACQUISITIONS (Continued)

The property and equipment of LGW had minimal value and the full purchase price of $260,000 was recorded as Goodwill and was amortized over its life.

During the year ended December 31, 2001, the Company determined that the goodwill was impaired and has recorded an impairment charge of $ 225,334 in the accompanying consolidated statement of operations.

c) On April 11, 2000, the Company entered into an agreement to acquire certain assets of San Clemente Securities, Inc. ("SCS") for $500,000, in cash and a promissory note totaling $356,900, bearing interest at 7% per annum. On August 31, 2000, per a mutual release, severance and settlements agreement, the $356,900 note was forgiven. The assets mainly consisted of:

1) SCS agreeing to utilize its best efforts to cause its core group of employees and its independent registered representative agreements to accept reasonable employment;

2) a listing of all securities brokerage accounts of SCS's customers;

3) SCS transferring, conveying and assigning all rights, title and interest in and to SCS's customer lists, intellectual property and names to the Company; and

4) transferring, conveying and assigning all rights, title and interest in and to certain property and equipment, including leases and SCS security accounts.

The property and equipment had a minimal value and the full purchase price, totaling $500,000, was recorded as goodwill and being amortized over its life.

During the year ended December 31, 2001, the Company determined that the goodwill was impaired and has recorded an impairment charge of $444,445 in the accompanying consolidated statement of operations.

d) On April 27, 2000, the Company entered into an agreement to acquire certain assets of Drake Securities, Inc. ("Drake") for $187,758, plus certain adjustments totaling $9,358 for $197,116. The assets mainly consisted of:

1) Drake agreeing to utilize its best efforts to cause its core group of employees and its independent contractors to accept reasonable employment;

2) Drake transferring, conveying and assigning all rights, title and interest in and to Drake's customer lists and names to the Company; and

NOTE 6 - GOODWILL/ACQUISITIONS (Continued)

3) transferring, conveying and assigning all rights, title, and interest in and to certain property and equipment, including leases.

The property and equipment of Drake had a fair market value of $34,129 and a security deposit totaling $40,249. The remainder of the purchase price, which totaled $122,738, was recorded as goodwill and amortized over its life.

During the year ended December 31, 2001, the Company determined that the goodwill was impaired and has recorded an impairment charge of $105,673 in the accompanying consolidated statement of operations.

NOTE 7 - INCOME TAXES

For the year ended December 31, 2001, the Company will file a federal unconsolidated tax return. At December 31, 2001, the Company had net carryforward losses substantially in excess of its profits. Because of the uncertainty of future profits, a valuation allowance has been established, equal to the tax benefit of the loss carryforwards.

The components of the provision for income taxes as of December 31, 2001 is as follows:

Current Tax Expense	
U.S. Federal	$ -
State and Local	-
Total Current	-
Deferred Tax Expense	
U.S. Federal	-
State and Local	-
Total Deferred	-
Total Tax Provision from Operations	$ -

The reconciliation of the effective income tax rate to the Federal statutory rate is as follows for the year ended December 31, 2001:

Federal Income Tax Rate	34.0%
Effect of Valuation Allowance	(34.0)%
Effective Income Tax Rate	0.0%

NOTE 7 - INCOME TAXES (Continued)

At December 31, 2001, the Company had net carryforward losses of approximately $7,584,000. Because of the current uncertainty of realizing the benefit of the tax carryforwards, a valuation allowance equal to the tax benefit for deferred taxes has been established. The full realization of the tax benefit associated with the carryforwards depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 are as follows:

Deferred Tax Assets	
Loss Carryforwards	$ 2,578,428
Less: Valuation Allowance	(2,578,428)
Net Deferred Tax Assets	$ -

Net operating loss carryforwards expire starting in 2007 through 2015. Per year availability is subject to change of ownership limitations under Internal Revenue Code Section 382.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

a) Commitments

The Company leases office space and equipment under non-cancelable operating leases.

The future minimum annual aggregate rental payments required under operating and capital leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Years Ending December 31,	Operating Leases	Capital Leases
2002	$ 1,081,233	$ 23,752
2003	1,038,354	-
2004	978,611	-
2005	656,808	-
2006 and thereafter	113,755	-
Total Minimum Lease Payments	$ 3,868,761	23,752
Less: Amounts Representing Interest		(2,513)
Present Value of Future Minimum Lease Payments		21,239
Less: Current Maturities		(21,239)
Total		$ -

NOTE 8 - COMMITMENTS AND CONTINGENCIES (Continued)

Fixed assets under capital leases as of December 31, 2001 was approximately $86,000, with related accumulated depreciation of approximately $36,000.

Rent expense charged to operations amounted to $1,513,460 for the year ended December 31, 2001.

b) Contingencies

The Company is a party to claims and lawsuits arising in the normal course of operations. Management is of the opinion that these claims and lawsuits will result in a loss to the Company that should not exceed $50,000 and, accordingly, has established a reserve which is included in accrued liabilities.

c) Account Servicing Agreement

On December 31, 2001, the Company entered into an agreement to sell the revocable right to certain of the Company's customer accounts to FAS Holdings, Inc. ("FAS") and its wholly owned subsidiary, First Allied Securities, Inc. ("First Allied"), collectively referred to as the "Buyer" for $2,000,000 payable through a combination of cash totaling $625,000 which was placed in an escrow account upon execution of this agreement and a promissory note (the "Note"), totaling an aggregate principal amount of $1,375,000. The Note bears interest at the rate of 7% per annum and provides for semi-annual, level repayment of principal and interest over a four year period subject to certain adjustments relating to a revenue offset right.

The Company retains certain rights with respect to the accounts, including the right to transfer service rights to third-parties and the right to sell the names, addresses, and other information relating to the accounts provided, however, that in the event the Company desires to transfer such right or sell such information or any portion, thereof, the Company shall first:

i.) Repay any and all costs and expenses incurred by the Buyer in connection with the transfer and the conversion, establishment and operation of the accounts by the Buyer, including the total consideration paid hereunder; and

ii.) Pay to the Buyer a breakaway fee in the amount of $ 500,000

The closing date of this agreement will be no later than January 31, 2002. As of December 31, 2001, this agreement has not closed (see Note 14.)

NOTE 8 - COMMITMENTS AND CONTINGENCIES (Continued)

d) Transition Service Agreement

On December 31, 2001, in conjunction with the Account Servicing Agreement, the Company entered into a Transition Service Agreement with First Allied. The agreement is in place to facilitate the servicing of the accounts by First Allied after the closing. During the term of this agreement, from the day following the closing and expiring on April 30, 2002, the Company shall, at the request of First Allied, provide to First Allied or its affiliates the following:

i.) various "Professional services" including causing its employees to perform the services with the same due diligence, quality, quantity and care as such services were historically performed consistent with past practices and in compliance with all applicable laws; and

ii.) the use of the Company's facilities and other assets ("Facilities Services"), including use and maintenance for office space, common area and facilities, as well as use of maintenance for office equipment, for approximately $107,000 per month.

NOTE 9 - PREFERRED STOCK

a) The Company has 858 shares of convertible, no par value preferred stock authorized, issued and outstanding as of December 31, 2001. Each preferred share is convertible, at the option of the holder, on a one-for-one basis into the Company's common stock, at the initial conversion price of $233.10 per share. The conversion price is subject to adjustment as provided in the Stock Purchase Agreement. At December 31, 2001, the convertible preferred shares are all owned by MHK.

b) The Company has authorized another class of preferred stock, which consisted of 550,000 shares of senior preferred stock. No shares have been issued as of December 31, 2001.

NOTE 10 - COMMON STOCK

As of December 31, 2001, the Company was a wholly owned subsidiary of MHK. The Company has 100,000 shares of no par value stock authorized and 54,936 shares issued and outstanding.

During the year ending December 31, 2001, the Company issued for cash common stock totaling 22,412 shares for $1,300,000 (see Note 3).

NOTE 11 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. As of December 31, 2001, the Company had a net capital deficiency of $(30,017), which was $130,017 deficient of its required net capital of $100,000. The Company's net capital ratio was (30.41) to 1 at December 31, 2001.

NOTE 12 - OFF BALANCE SHEET RISKS

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company, and is responsible for execution, collection and payment of funds, and receipts and delivery of securities relative to customers' transactions. Off balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 13- GOING CONCERN

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. During the year ended December 31, 2001, the Company had a net loss of $2,940,315 and an accumulated deficit of $7,583,613.

As of December 31, 2001, the Company entered into an agreement to sell the right to certain customer accounts to FAS for a sales price of $2,000,000 payable through a combination of cash totaling $625,000 and a promissory note totaling $1,375,000 (see Note 8c). These accounts represented the business of the Company as of December 31, 2001.

The Company is committed to various lease and other agreements over the next five years totaling approximately $3,860,000 (see Note 8a). The Company has numerous claims and lawsuits outstanding, and has accrued $50,000 for cases whose probability is determinable. The Company also has numerous payables as of December 31, 2001, and was in violation of its minimum net capital (see Note 11).

These factors raise substantial doubt about the Company's ability to continue as a going concern. Management is currently trying to settle with their creditors.

NOTE 14- SUBSEQUENT EVENTS

On February 11, 2002, the Company and the Buyers closed on the Account Servicing Agreement (see Note 8c) and the Company received $425,000 which cured their net capital violation as of December 31, 2001 (see Note 11).

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12300 WILSHIRE BOULEVARD
SUITE 410
LOS ANGELES, CA 90025

TEL: (310) 442-4746
FAX: (310) 442-4736

NEW YORK OFFICE
888 SEVENTH AVENUE
NEW YORK, NEW YORK 10106
TEL: (212) 757-8400
FAX: (212) 757-6124

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS OF
INTERFIRST CAPITAL CORPORATION

We have audited the accompanying consolidated financial statements and supplemental schedules of InterFirst Capital Corporation and Subsidiaries as of and for the year ended December 31, 2001, and issued our report thereon dated February 7, 2002. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the following pages is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
Certified Public Accountants

Los Angeles, California
February 7, 2002

INTERFIRST CAPITAL CORPORATION
AND SUBSIDIARIES
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

	Amount Per Auditors' Calculation	Unaudited Amounts Reported By Broker	Difference
Total stockholder equity from statement of financial condition	$ 683,435	$ 1,929,626	$(1,242,364)
Deduction and/or changes:			
Other receivable	99,537	409,972	(310,435)
Prepaid expenses and other current assets	64,152	-	64,152
Due from related party	21,534	-	21,534
Property and equipment (net)	334,640	335,089	(449)
Goodwill	-	865,806	(865,806)
Other assets	105,601	108,264	(2,663)
Total deductions and/or charges	625,464	1,719,131	(1,093,667)
Net capital before changes on financial position	57,971	210,495	(152,524)
Necessary changes on security positions	(87,988)	(87,988)	-
Net capital	(30,017)	122,507	(152,524)
Minimum net capital required	(100,000)	(100,000)	-
Excess (deficiency) of net capital	$ (130,017)	$ 22,507	$(152,524)
Total aggregate indebtedness included in statement of financial condition	$ 912,768	$ 735,432	$ -
Ratio of aggregate indebtedness to net capital	(30.41) to 1	6.00 to 1	

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12300 WILSHIRE BOULEVARD
SUITE 410
LOS ANGELES, CA 90025
TEL: (310) 442-4746
FAX: (310) 442-4736

NEW YORK OFFICE
888 SEVENTH AVENUE
NEW YORK, NEW YORK 10106
TEL: (212) 757-8400
FAX: (212) 757-6124

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS OF
INTERFIRST CAPITAL CORPORATION

In planning and performing our audit of the consolidated financial statements and supplemental schedules of InterFirst Capital Corporation and Subsidiaries for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

making quarterly securities examinations, counts, verifications, and comparisons;

recordation of differences required by rule 17a-13; and

complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
Certified Public Accountants

Los Angeles, California
February 7, 2002

INTERFIRST CAPITAL CORPORATION
AND SUBSIDIARIES
SCHEDULES NOT INCLUDED IN AUDIT PACKAGE
FOR THE YEAR ENDED DECEMBER 31, 2001

The following schedules are not applicable to InterFirst Capital Corporation and Subsidiaries:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:
   InterFirst Capital Corporation and Subsidiaries is exempt from the reserve requirement under Rule15c3-3(K)(2)(b).

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3:
   InterFirst Capital Corporation and Subsidiaries is exempt from the reserve requirement under Rule 15c3-3(K)(2)(b).

3. A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3:
   InterFirst Capital Corporation and Subsidiaries is exempt from the reserve requirements under Rule 15c3-3(K)(2)(b).

4. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation:
   InterFirst Capital Corporation has two active subsidiaries. The following are the balance sheets of InterFirst's wholly owned subsidiary.

DHT TRADING, INC.

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$ 35,775
Commissions Receivable	6,648
Due from Related Party	39,071
TOTAL ASSETS	$ 81,494
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 7,500
Commissions Payable	4,221
Total Current Liabilities	11,721
Commitments and Contingencies	-
MEMBERS' EQUITY	69,773
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 81,494